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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         EXIDE ELECTRONICS GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                         EXIDE ELECTRONICS GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                     SERIES G CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT AVAILABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                  WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                 302052 6 11 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              NICHOLAS J. COSTANZA
                      VICE PRESIDENT, CHIEF ADMINISTRATIVE
                     OFFICER, GENERAL COUNSEL AND SECRETARY
                         EXIDE ELECTRONICS GROUP, INC.
                              8609 SIX FORKS ROAD
                         RALEIGH, NORTH CAROLINA 27615
                                 (919) 872-3020
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    Copy To:

                              DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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ITEM 1.  SECURITY AND SUBJECT COMPANY.
     The name of the subject company is Exide Electronics Group, Inc. (the "Company" or "Exide"). The address of the principal executive offices of the Company is 8609 Six Forks Road, Raleigh, North Carolina 27615. The titles of the classes of equity securities to which this statement relates are (i) the Company's common stock, par value $.01 per share (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights"), (ii) the Company's Series G Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") and (iii) the Company's warrants to purchase shares of Common Stock at $13.475 per share of Common Stock (the "Warrants" and, together with the shares of Common Stock and the shares of Preferred Stock, the "Shares"). All references herein to "Shareholders" shall mean holders of Shares.

ITEM 2.  TENDER OFFER OF THE BIDDER.
     This Statement relates to the tender offer by PQR Acquisition Corporation ("Bidder"), a wholly-owned subsidiary of Danaher Corporation ("Parent"), to purchase (i) all outstanding Common Stock, and associated Rights, at $20.00 per share, net to the seller in cash, (ii) all outstanding Preferred Stock at $20.00 per share, net to the seller in cash, and (iii) all outstanding Warrants at $6.525 per Warrant, net to the seller in cash, in each case on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 1997, and in the related Letter of Transmittal (which together constitute the "Danaher Offer"). The Danaher Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1, dated July 10, 1997 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the principal executive offices of Parent and Bidder are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.

ITEM 3.  IDENTITY AND BACKGROUND.
     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or on pages 2-5 and 8-18 of the Company's proxy statement, dated January 27, 1997, relating to the Company's 1997 Annual Meeting of Shareholders, which are filed as Exhibit 1 to this Statement and are incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Bidder, Parent or their respective executive officers, directors or affiliates.

     Agreements. On July 21, 1997, the Company's Board of Directors (the "Board") authorized the Company to enter into severance agreements (the "Severance Agreements") with each of the four participants in Exide's Severance Plan After a Change of Control (the "Severance Plan"): James A. Risher, President and Chief Executive Officer and a member of the Board; Marty R. Kittrell, Vice President and Chief Financial Officer; Nicholas A. Costanza, Vice President, Chief Administrative Officer, General Counsel and Secretary; and William J. Raddi, Senior Vice President -- Strategic Business Development and Chief Technology Officer; and with Mark A. Ascolese, Vice President -- Worldwide Services Group; Warren J. Johnson, Vice President -- Communications Group; Herman G.P. Metzler, Vice President -- Far East Sales; and Alden R. Schnaidt, Vice President -- Enterprise Systems Group. The Severance Agreements contain the same substantive provisions as the Severance Plan, with the exceptions described in the following two paragraphs.

     The Severance Agreements provide that a change of control of the Company (a "Change of Control") is, in general, deemed to occur if (i) any individual, entity or group becomes the beneficial owner of 30% or more of the outstanding Common Stock or of the outstanding voting securities of the Company (but not including (a) any acquisition directly from the Company, (b) any acquisition by the Company, (c) any acquisition by an employee benefit plan of the Company or
(d) any acquisition that complies with the provisions described in clauses (x),
(y) and (z) of subsection (iii) of this paragraph; (ii) a change in the majority of the Board occurs; (iii) a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets of another entity (any of the foregoing, a "Business Combination") is consummated unless, following such Business Combination, (x) owners of the Common Stock and other voting securities prior to such Business Combination own more than 60% of the Common Stock and other voting securities of the surviving corporation, in substantially the
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same proportions as before the Business Combination, (y) no person owns 30% or more of the voting power of the surviving corporation (except to the extent that such ownership existed before the Business Combination) and (z) a change in the majority of the membership of the Board has not occurred; and (iv) the shareholders approve a complete liquidation or dissolution of the Company.

     The Severance Agreements also (i) provide that severance payments are based on a 2.5 multiple (3 multiple in the case of Mr. Risher) of Compensation (as defined below), rather than a multiple based on length of the participant's service, (ii) provide that health benefits for participants generally continue for 30 months (36 months in the case of Mr. Risher) following wrongful termination of such person's employment, (iii) provide for the payment by the Company of an additional amount to make the executive whole for any excise tax imposed under Section 280G of the Internal Revenue Code of 1986, as amended,
(iv) subject Messrs. Kittrell, Costanza, Ascolese, Johnson, Metzler and Schnaidt to noncompetition provisions for a period of 2 years following termination of employment and (v) clarify that Compensation means the sum of (1) the higher of
(A) base salary immediately prior to the Change of Control and (B) the highest base salary following the Change of Control and (2) an amount equal to the average of the bonuses paid with respect to the most recent three years prior to the year in which the participant becomes eligible for severance or, if higher, with respect to the most recent three years prior to the year of the Change of Control.

     The Severance Agreements are intended to be in lieu of benefits under the Severance Plan, and the Board has determined to terminate the Severance Plan, effective upon entry into such Severance Agreements with each of the participants in the Severance Plan.

     Employment Agreements of Messrs. Risher and Raddi. Conforming changes were made to the Employment Agreements of Messrs. Risher and Raddi, in each case to incorporate by reference the applicable Severance Agreement.

     Management Incentive Plan. On July 21, 1997, certain amendments (the "MIP Amendments") to the Company's Fiscal Year 1997 Management Incentive Plan (the "1997 MIP") were adopted. The MIP Amendments provide that, in the event of a Change of Control that occurs pursuant to an agreement authorized by the Board prior to September 30, 1998, (i) all participants in the 1997 MIP (other than the employees for whom the Board authorized Severance Agreements) will become entitled to receive the maximum applicable MIP Payment (as defined in the 1997
MIP) available to such person pursuant to the 1997 MIP and certain other key employees for whom Severance Agreements were not authorized will become entitled to receive specified bonuses, (ii) each of Messrs. Risher, Kittrell and Costanza will become entitled to receive (a) the target level MIP Payment applicable to such employee ($270,000, $90,000 and $72,000 for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) and (b) an additional payment (the "Incremental Payment") equal to a portion (50%, 25% and 25% for Mr. Risher, Mr. Kittrell and Mr. Costanza, respectively) of the Incremental Amount (as defined below) and
(iii) each of Messrs. Raddi, Ascolese, Johnson, Metzler and Schnaidt will become entitled to receive (a) the target level MIP Payment applicable to such employee and (b) an additional payment (the "MIP Spread Payment") equal to a portion (which portion is based on their relative target level MIP Payments) of the Additional Incremental Amount (as defined below), provided that with respect to the individuals described in this clause (iii) in no event shall the sum of any of such person's target MIP Payment and such person's MIP Spread Payment exceed such person's maximum applicable MIP Payment ($160,000, $153,600, $108,000, $113,600 and $152,000 for each of Mr. Raddi, Mr. Ascolese, Mr. Johnson, Mr. Metzler and Mr. Schnaidt). The payments to be made upon a Change of Control pursuant to the MIP Amendments will be the amounts described in the preceding sentence, less any MIP bonuses previously paid under the 1997 MIP without regard to the Change of Control. Such payments are to be made in two installments, the first on the date of the Change of Control and the second on the date which is six months following such date; provided that such person has not voluntarily resigned from the Company (other than for death, retirement or "Good Reason") or been terminated for "Cause," as those terms are defined in the MIP Amendments.

     For purposes of the MIP Amendments, the "Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control Equity Value (as defined below) exceeds $221,230,000, and the "Additional Incremental Amount" is defined as 1% of the amount by which the Aggregate Change of Control

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Equity Value exceeds $221,230,000. The "Aggregate Change of Control Equity
Value" is (a) the higher of the highest trading price of the Common Stock during the 60-day period ending on the date of the Change of Control or, if the Change of Control is the result of a tender offer or a merger or similar corporate transaction, the highest price per share paid in such tender offer or merger times (b) the number of outstanding shares of voting stock as of the date of the MIP Amendments (as the same may be adjusted to account for stock splits or combinations, stock dividends and similar adjustments to capitalization). To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration will be valued based upon public trading prices or, if such consideration is not publicly traded, by the Board of Directors.

     Employee Stock Option Plans. On July 21, 1997, certain amendments (the "Option Amendments") to the Company's 1989 Stock Option Plan and 1995 Employee Stock Option and Restricted Stock Plan (collectively, the "Option Plans") were adopted. The Option Amendments (i) provide for automatic full vesting of all unvested options granted pursuant to the Option Plans and the automatic lapse of all restrictions to which restricted stock awards are subject, in each case upon a Change of Control and (ii) provide that in the event of a change in corporate capitalization, such as a stock split or a corporate transaction, including, without limitation, a merger, consolidation, spin-off, reorganization or liquidation, the Board or a committee thereof administering such Option Plan may make such substitution or adjustments in the number and kind of shares reserved for issuance under the Option Plan, in the number, kind and purchase price of shares subject to outstanding options, restricted stock and stock appreciation rights granted under the Option Plan and/or such other equitable substitutions and/or adjustments as it may determine to be appropriate in its discretion, in each case except to the extent that such change would make ineligible for pooling-of-interests accounting any transaction that the Company intends to be eligible for such accounting treatment.

     Management Notes. Certain executives of the Company have purchased shares of Common Stock pursuant to stock purchase agreements with the Company in exchange for promissory notes (the "Management Notes"). On July 21, 1997, each Management Note was amended to provide that if, at the time the Management Note would otherwise become payable, the obligor is unable, by reason of applicable law, regulation or agreement with the Company, to dispose of his shares of Common Stock purchased with the Management Note in an orderly fashion or if the disposition of any such shares would, in the view of the Company's independent accountants, jeopardize the intended accounting treatment of any transaction to which the Company is a party, then the Management Note will not become payable until such time as there has occurred at least 75 consecutive business days during which the obligor has not been so unable to sell the shares and such disposition would not, in the view of the Company's independent accountants, jeopardize such accounting treatment.

     Employee Stock Purchase Plan. On July 21, 1997, certain amendments (the "Stock Purchase Amendments") to the Company's Employee Stock Purchase Plan were adopted. The Stock Purchase Amendments provide that if a Change of Control occurs, the then-current period during which purchases may be made under the Employee Stock Purchase Plan would be bifurcated into two periods, one of which ends as of the last payroll period to end a sufficient number of days prior to the Change of Control to enable shares of Common Stock to be purchased and delivered to participants in time to participate as shareholders in the Change of Control transaction (as determined by the Human Resources Committee of the Board, which administers the Employee Stock Purchase Plan) and the other to begin the next day, with the number of purchase rights granted to each participant for the latter period being the excess of (i) the number of purchase rights originally granted for the bifurcated period over (ii) the number of purchase rights exercised at the end of the former period.

     The foregoing descriptions are qualified in their respective entireties by reference to the texts of the applicable agreements, plans, policies, notes and other documents, copies of which are filed as Exhibits 2 through 22 to this Schedule and are incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The Board met on June 14, 19 and 23, 1997 to consider a proposal by Danaher to acquire all of the Company's outstanding securities at a price equivalent to $20 per share, as set forth in a letter from Danaher dated June 11, 1997 (the "Original Danaher Proposal") and related matters, and met on July 16 and 21, 1997

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to consider the Danaher Offer and related matters. At those meetings, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices for the Common Stock, the terms of the Original Danaher Proposal (at meetings in June), the terms and conditions of the Danaher Offer (at the July meetings), potential alternatives to the Original Danaher Proposal and the Danaher Offer, and other matters, including information presented by the Company's management and legal and financial advisors. At the meeting on July 21, 1997 the Board unanimously determined that the Danaher Offer is inadequate and not in the best interests of the Company or its Shareholders and that the interests of the Company and its Shareholders would be best served by the Company exploring strategic alternatives available to it to maximize Shareholder value, including a possible sale of or other extraordinary transaction involving the Company. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE DANAHER OFFER AND NOT TENDER ANY SHARES OR RIGHTS PURSUANT THERETO.

     At its July 21 meeting, and in response to requests from Danaher, the Board unanimously (i) declined to make Section 203 of the Delaware General Corporation Law (the "Delaware Law") inapplicable to the Danaher Offer or Danaher's proposed second-step merger and (ii) determined not to redeem the Rights at this time. At the July 21 meeting, the Board deferred the date that the Rights will separate from the Common Stock and adopted certain amendments to the Rights Agreement (as defined below). See Item 8 below.

     Copies of the letter to the Company's Shareholders communicating the Board's recommendations and the press release relating thereto are filed as Exhibits 23 and 24, respectively, to this Statement and are incorporated herein by reference.

     (b) In reaching the conclusions and recommendations described above, the Board considered a number of factors, including, without limitation, the following:

          (i) The Board's familiarity with the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Common Stock, the strength of the Company's management team, the Company's strong relationships with key worldwide customers and the Company's unique positioning as the "one-stop" global source for all types of uninterruptible power supply products;

          (ii) Information provided by the Company's management relating to the Company's financial performance and future prospects and by Lazard Freres & Co., LLC, the Company's financial advisor ("Lazard Freres"), relating to certain strategic options potentially available to the Company for maximizing Shareholder value;

          (iii) The view of the Company's management and Lazard Freres that a strategy of investigating alternative strategic transactions with other interested parties could lead to a value for the Shares in excess of the $20 per share of Common Stock offered in the Danaher Offer;

          (iv) Information provided by Lazard Freres concerning the Company and the financial aspects of the Danaher Offer, and the oral opinion of Lazard Freres to the effect that the price per Share to the Shareholders offered in the Danaher Offer is inadequate, from a financial point of view, to such Shareholders;

          (v) The significant conditions of the Danaher Offer, including, among other things, the requirements that (A) there be validly tendered a number of Shares which, when added to the Shares beneficially owned by Danaher, constitutes at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase, (B) the Board redeem the Rights or the Bidder be satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Danaher Offer and proposed second-step merger, (C) the Board approve the Danaher Offer or the proposed second-step merger for purposes of Section 203 of the Delaware Law or the Bidder being satisfied, in its sole discretion, that, following consummation of the Danaher Offer, such Section 203 will otherwise be inapplicable to the proposed second-step merger or other business combination to which the Bidder will be directly or indirectly a party, (D) there not have occurred or be threatened any change (or any condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders equity, condition (financial or otherwise), operations, licenses or

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     franchises, results of operations or prospects of the Company or any of its subsidiaries that, in the sole judgment of the Bidder, is or may be materially adverse (a "Material Adverse Effect") to the Company or any of its subsidiaries, (E) the Bidder not becoming aware of any facts that, in its sole judgment, have or may have material adverse significance with respect to the value of the Company or any of its subsidiaries or the value of the Shares to Bidder, Danaher or any affiliate of Danaher, (F) there being no change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Bidder, have a Material Adverse Effect on the Company or any of its subsidiaries or the trading in or value of the Shares and (G) a considerable number of further conditions be satisfied which are subject to Bidder's sole judgment or permit termination of the Danaher Offer. Although the Danaher Offer is not by its terms subject to a financing condition, the cumulative effect of all of the Danaher Offer's conditions is an offer which the Board views as significantly conditional;

          (vi) The financial terms of the Original Danaher Proposal and of the Danaher Offer, as well as statements made by the Chief Executive Officer of Danaher to the effect that Danaher may be willing to increase its offer price to $22 per Share subject to completion of confidential due diligence and negotiations;

          (vii) The opportunistic timing of the Danaher Offer, which seeks to exploit the Company's recent stock price in relation to historic trading patterns;

          (viii) the fact that the Company has entered into confidentiality agreements with and supplied confidential information to certain third parties, and has engaged and is engaged in discussions with certain of such parties and certain other parties concerning a potential extraordinary transaction involving the Company (see Item 7 below); and

          (ix) The Board's belief, based in part on the factors referred to in paragraphs (i) through (viii) above, that the Danaher Offer does not reflect the current value inherent in the Company, and that the interests of the Company and its Shareholders would be best served by the Company exploring strategic alternatives available to it for maximizing Shareholder value.

     The foregoing discussion addresses all of the material information and factors considered by the Board in its consideration of the Danaher Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that Shareholders reject the Danaher Offer was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Lazard Freres as its financial advisor with respect to the Danaher Offer and possible alternative strategic transactions. Pursuant to the agreement between the Company and Lazard Freres, dated July 12, 1997, the Company agreed to pay Lazard Freres (i) a financial advisory retainer fee of $400,000, and (ii) an additional fee of $3,600,000 payable upon the earlier of (a) completion of a Transaction (as defined below) and (b) October 1, 1997 with respect to 50% of such amount, and April 1, 1998 with respect to the remainder of such amount. A "Transaction" is defined as the sale of the Company, an interest in the Company or a subsidiary or division of the Company to another corporation or other business entity, which transaction takes the form of a merger or a sale of assets or equity securities or other interests, or a recapitalization of the Company. Lazard Freres' engagement may be terminated by either the Company or Lazard Freres at any time; provided, however, that in the case of termination by the Company and any expiration of the agreement with Lazard Freres, Lazard Freres will be entitled to full payment of the fees described in this paragraph.

     The Company also has agreed to reimburse Lazard Freres for its reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities arising under the federal securities laws.

     The Company has retained Georgeson and Company, Inc. ("Georgeson") to assist the Company in connection with its communication with its Shareholders with respect to, and to provide other services to the

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Company in connection with, the Danaher Offer and possible alternative strategic transactions. Georgeson may contact Shareholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Shareholders to forward material relating to the Danaher Offer to Shareholders. Georgeson will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     The Company has retained Edelman Public Relations Worldwide ("Edelman") to assist the Company in connection with its communication with its Shareholders with respect to the Danaher Offer and possible alternative strategic transactions. Edelman will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Danaher Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the knowledge of the Company, except as set forth in the following sentence, no transactions in Shares have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. Between May 15 and May 19, 1997, Mr. Johnson sold an aggregate of 11,115 shares of Common Stock at an average price of $11.17.

     (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the Danaher Offer, any Shares which are held of record or are beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)-(b) At the meetings held in June and July, the Board considered and reviewed the feasibility and desirability of exploring a variety of possible alternatives to the Original Danaher Proposal and the Danaher Offer. As stated in Item 4(b) above and based on the factors referred to therein, the Board believes that the interests of the Company and its Shareholders would be best served by the Company exploring strategic alternatives available to it to maximize Shareholder value, including a possible sale of or other extraordinary transaction involving the Company. These alternatives could lead to and involve negotiations which relate to or could result in a sale of the Company or other such extraordinary transaction, including (i) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or a sale or issuance of voting stock, rights or other securities of the Company or any of its subsidiaries, (ii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisition of securities by or of the Company, (iii) a merger or reorganization involving the Company or any of its subsidiaries, (iv) a material change in the present capitalization or dividend policy of the Company, or (v) a joint venture or other business combination involving the Company or any of its subsidiaries. In this regard, the Company has entered into confidentiality agreements concerning the furnishing of confidential information with, and has furnished confidential information to, certain third parties, and has engaged and is engaged in discussions with certain of such parties and certain other parties concerning a potential extraordinary transaction involving the Company. The Company and Lazard Freres have identified a number of additional parties that may be interested in a possible extraordinary transaction, and the Company may enter into confidentiality agreements with, furnish confidential information to and engage in discussions concerning such a transaction with some or all of such parties or other parties.

     The Board has determined that disclosure at this time with respect to these possible transactions or the parties thereto, and the possible terms of any other transactions or proposals of the type referred to above in this Item 7, might jeopardize the initiation or continuation of any discussions or negotiations that the Company may conduct. Accordingly, the Board, on July 21, 1997, adopted a resolution instructing management of the Company not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

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     There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of Parent with respect to the Danaher Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the Danaher Offer.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Litigation. On July 9, 1997, Parent and Bidder filed a suit encaptioned Danaher Corporation and PQR Acquisition Corp. v. Exide Electronics Group, Inc., et al. (C.A. No. 15796) in the Court of Chancery of the State of Delaware, New Castle County, against the Company and the members of the Board. The complaint alleges, among other things, that the defendants have refused and will refuse to deal in good faith with Parent in negotiating an acquisition of Exide by Bidder and have taken certain actions in response to Parent's expressions of interest in such an acquisition, which conduct is alleged to be in breach of the fiduciary duties of the Board to Shareholders. In particular, the complaint alleges that the Board acted in violation of its fiduciary duties in amending Exide's By-Laws to provide for certain time periods with respect to any stockholder call for a special meeting. The complaint seeks as relief, among other things, (i) to compel redemption of the Rights, (ii) to compel the Board to render the Delaware Takeover Statute (as defined below) inapplicable to the proposed acquisition in connection with the Danaher Offer, (iii) to compel the Board to call a special meeting of its stockholders at an unspecified future date, (iv) to enjoin the Board from taking any action that would impede or interfere with the Danaher Offer or the exercise by Exide's stockholders of their franchise and (v) to enjoin the Board from taking any actions inconsistent with their fiduciary obligations to Exide's stockholders.

     On July 9, 1997, a purported class action encaptioned Rima Spielman v. Exide Electronics Group, Inc., et al. (C.A. No. 15800) was commenced in Delaware Chancery Court against the Company and the members of the Board (the "Shareholder Action"). The Shareholder Action was purportedly brought on behalf of the public stockholders of the Company. The complaint alleges, among other things, that (i) the defendants have refused to take the steps necessary to maximize stockholder value, including properly considering the Danaher Offer,
(ii) by purportedly failing and refusing to take such steps, including adequately considering the Danaher Offer, the defendants have breached their fiduciary duty to the plaintiff and the public stockholders and are using their fiduciary positions of control to thwart others in their legitimate attempts to acquire the Company and (iii) the members of the Board have purportedly attempted to entrench themselves in their positions with the Company by instituting certain of the By-Law Amendments. The Shareholder Action seeks as relief, among other things, (i) to require the directors to cooperate with any person or entity, including Danaher, having a bona fide interest in proposing any transaction that would maximize stockholder value, including a merger or acquisition of the Company, (ii) to enhance the value and attractiveness of the Company as a merger/acquisition candidate, (iii) to take all appropriate steps to create an active auction of the Company and (iv) to have such By-Law Amendments declared void.

     The foregoing summaries of litigation are qualified in their respective entireties by reference to the texts of the respective complaints, a copy of each of which is filed as Exhibit 25 and Exhibit 26, respectively, to this Statement and are incorporated herein by reference.

     By-Laws. At its meetings on June 23, 1997 and July 21, 1997, the Board adopted certain amendments to the Company's By-Laws (the "By-Law Amendments"). A copy of the By-Laws, as amended and restated to date, is filed as Exhibit 27 to this Statement and is incorporated herein by reference. The By-Law Amendments provide that a special meeting of shareholders of the Company may be called by the Chairman or a majority of the Board and shall be called upon the written request of holders of shares representing at least a majority in the amount of the issued and outstanding capital stock of the Company entitled to vote on any matter proposed to be considered at such special meeting, and set forth procedures related thereto. Article II, Section 5(b) of the By-Laws requires that shareholders who wish to call a special meeting make a written request (the "Record Date Request") to the Company and that the Board fix a record date to determine the shareholders entitled to request the special meeting (the "Request Record Date"). The Board must adopt a resolution fixing a Request Record Date within five business days after delivery of the Record Date Request, and the Request Record Date must be not more than ten days after the date of such resolution. If the Board fails to set a Request Record Date, the Request Record Date will be the date of delivery of the Record Date Request. To be valid the Record Date Request must, among other things, set forth the purpose of the special meeting and must include all information regarding the shareholders, any matters to be brought before the meeting, and any nominees for directorships that are required of shareholders giving notice of nominations of directors or other business to be brought before an annual meeting.

     A special meeting of shareholders is to be called upon the delivery of a written request (a "Meeting Request") of shareholders of record as of the Request Record Date representing at least a majority in the amount of the capital stock of the Company issued and outstanding and entitled to vote on any matter proposed to be considered at such special meeting (the "Requisite Holders"). No purported request will be deemed to have been delivered to the Company until regionally or nationally recognized independent inspectors of elections certify to the Company that a majority of requests have been received from Requisite Holders. The shareholders' Meeting Request must state, among other things, the purpose for which such special meeting is to be held. A special meeting called at the request of shareholders must be held at a date not less than 10 and not more than 60 days after the record date for the special meeting, as designated by the Board. If the Board fails to designate a date for the special meeting within five business days after receiving a valid Meeting Request from the Requisite Holders, then such meeting shall be held on the 90th day after the date of delivery of the Meeting Request from the Requisite Holders and the record date for the meeting shall be the 60th day before the meeting. The Board may set a record date for the special meeting which is not later than 20 business days after the date of delivery of the valid Meeting Request from the Requisite Holders and set a meeting not less than 10 days and not more than 60 days after such record date.

     To nominate an individual for election to the Board or bring any other business before an annual meeting of shareholders of the Company, a shareholder must provide notice to the Company not later than 60 nor earlier than 90 days prior to the first anniversary of the prior annual meeting, unless the date of the annual meeting is advanced by more than 30 days or delayed more than 60 days from such anniversary. The shareholder's notice must include information regarding the shareholder, any matters to be brought before the meeting and any directors to be nominated at the meeting.

     To nominate an individual for election to the Board, the shareholder must deliver a written notice to the Company not earlier than the earlier of (1) the delivery of the request described in Section 5(b) of Article II of the By-Laws and (2) 90 days prior to such special meeting and not later than the close of business on the later of (a) the 60th day prior to such special meeting and (b) the 10th day following the day on which the Company first makes a public announcement of the date of such special meeting at which directors may be nominated. Such written notice must set forth all of the information that would be required to be set forth in a notice of a shareholder seeking to nominate an individual for a directorship or bring other business before an annual meeting of shareholders.

     On June 11, 1997, in connection with the Original Danaher Proposal, the Company received a letter (the "Danaher Meeting Request") on behalf of Bidder and its affiliates requesting a special meeting of shareholders, at which, among other things, Bidder would seek a vote on the Danaher Proposals (as defined below), be called when Bidder had obtained consents from holders of a majority of the outstanding Common Stock. As the By-Laws were amended on June 23, 1997, counsel for the Company sent a copy of the By-Laws, as amended and restated to such date, to counsel for Danaher on June 24, and notified Danaher that the Company would treat the Danaher Meeting Request as a Record Date Request at such time as the Danaher Meeting Request is supplemented by the information required by the By-Law Amendments. To date, such supplemental information has not been provided.

     The By-Laws provide that indemnification of directors, officers or other persons under the applicable provisions of the By-Laws shall be paid by the Company unless a determination is made (i) by a majority vote of directors constituting a quorum and who were not a party to the action, suit or proceeding at issue, (ii) if such a quorum is not obtainable, or even if obtainable if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the stockholders, that indemnification of an individual otherwise entitled to indemnification under such By-Law provisions is not proper because such person has not met the applicable standard of conduct. The By-Law Amendments provide that, in addition to the circumstances set forth in clause (ii) above, if the director or officer seeking indemnification so requests, the determination of whether such director or officer has met the applicable standard of conduct will be made by independent legal counsel in a written opinion. The By-Law Amendments define "independent legal counsel" to mean a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and to exclude any person who would have a conflict of interest. Furthermore, the By-Law Amendments preclude the Company from asserting in any suit commenced by a claimant seeking indemnification that the procedures and presumptions regarding indemnification contained in the By-Laws are not valid, binding and enforceable and require the Company to stipulate in such a suit that the Company is bound by all of the provisions regarding indemnification contained in the By-Laws.

     Consent Solicitation. On July 14, 1997, Bidder and Parent filed preliminary proxy materials (the "Danaher Solicitation Materials") to solicit agent designations from Shareholders in order to call a special meeting to consider and vote upon the following proposals: (i) the amendment of the By-Laws to increase the size of the Board from 9 to 19, (ii) the election of 10 nominees of Parent (the "Danaher Nominees") as directors of the Company (who would then constitute a majority of the Board), (iii) the repeal of any By-Laws or amendments thereto adopted by the Company after December 21, 1989 and prior to the effectiveness of the foregoing proposals, (iv) any proposals made in respect of actions taken that could impede, delay or make more costly to Parent or DH Holdings Corp., a Delaware corporation and a wholly owned subsidiary of Parent, the acquisition of the Company or any of its securities or assets or gaining control of the Company, including through the election of a majority of the Board and (v) the transaction of such other business as may properly come before such special meeting or any adjournment or postponement thereof.

     The Rights Agreement. On November 10, 1992, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Common Stock to holders of Common Stock of record at the close of business on December 7, 1992. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series F Junior Participating Preferred Stock (the "Series F Preferred Stock"), at a purchase price of $80.00 per Fractional Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 25, 1992, between the Company and First Union National Bank of North Carolina, as Rights Agent, as amended by Amendment No. 1, effective as of February 9, 1996, and by Amendment No. 2, dated as of July 22, 1997, and as it may from time to time be further supplemented or amended (the "Rights Agreement").

     The Rights are presently attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Continuing Directors) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Notwithstanding the foregoing, (a) Massachusetts Mutual Life Insurance Company (together with its Affiliates, "Mass Mutual"), will not be deemed an Acquiring Person unless it becomes the beneficial owner of more than 22% of the Common Stock of the Company then outstanding and (b) Fiskars Oy Ab and its affiliates will not be considered an Acquiring Person with respect to its 1996 acquisition of 1,000,000 shares of Preferred Stock and 825,000 shares of Common Stock. Until the Distribution Date, (1) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificate, (2) new Common Stock certificates issued after December 7, 1992 will contain a notation incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 7, 2002, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will evidence the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person or group of affiliated or associated persons becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which a majority of the Outside Directors (as hereinafter defined) prior to a person or group of affiliated or associated persons becoming an Acquiring Person after receiving advice from one or more investment banking firms determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, shares of Common Stock having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     At any time until 10 days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     The Purchase Price payable, and the number of one one-hundredths of a share of Series F Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series F Preferred Stock, (ii) upon the grant to holders of the Series F Preferred Stock of certain rights or warrants to subscribe for Series F Preferred Stock or convertible securities at less than the current market price of the Series F Preferred Stock or (iii) upon the distribution to holders of the Series F Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Series F Preferred Stock on the last trading date prior to the date of exercise.

     In general, the Company may redeem the Rights in whole, but not in part, at any time prior to the acquisition by a person or group of affiliated or associated persons of 15% or more of the outstanding Common Stock, at a price of $.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no right as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above.

     The term "Continuing Director" means any member of the Board, who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person, or any representation of the foregoing entities. The term "Outside Directors" means Continuing Directors who are not officers of the Company.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date; provided, that after such time as a person or group of affiliated or associated persons becomes an Acquiring Person, no amendment that adversely affects the interests of holders of Rights is permitted. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The foregoing summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the amendments thereto, copies of which are filed as Exhibits 28, 29 and 30, respectively, to this Statement and are incorporated herein by reference.

     In response to a request from the Bidder, the Board unanimously determined on July 21, 1997 not to redeem the Rights at this time and has deferred the date that the Rights will separate from the Common Stock.

     Delaware Takeover Statute. As described in the Danaher Offer, Section 203 of the Delaware Law (the "Delaware Takeover Statute"), may have the effect of significantly delaying Bidder's ability to acquire the entire equity interest in the Company.

     In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (defined generally as a person that is the "owner" (as defined in the Delaware Takeover Statute) of 15% or more of a corporation's outstanding voting stock from engaging in a "DGCL Business Combination" (defined as a variety of transactions, including mergers, as set forth in the second following paragraph) with a Delaware corporation for three years following the time such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the DGCL Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an Interested Stockholder, the DGCL Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under the Delaware Takeover Statute, the restrictions described above do not apply if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware Takeover Statute, (ii) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of February 2, 1988, the effective date of the Delaware Takeover Statute, expressly electing not to be governed by the Delaware Takeover Statute, which amendment may not be further amended by the board of directors, (iii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the Delaware Takeover Statute, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote (such an amendment would not be effective until 12 months after the adoption of such amendment and shall not apply to any DGCL Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to such adoption), (iv) the corporation does not have a class of voting stock that is
(x) listed on a national securities exchange, (y) authorized for quotation on The NASDAQ Stock Market, or (z) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder, or (v) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of ownership of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. The Delaware Takeover Statute would also not apply to certain DGCL Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the three years preceding the date of the Business Combination or who became an Interested Stockholder with the approval of a majority of the corporation's board of directors.

     The Delaware Takeover Statute provides that during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions, (iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Unless Bidder acquires a number of shares of Common Stock pursuant to the Danaher Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute or unless the provisions of clause (iii) of the second preceding paragraph or clauses (i) or (iii) of the third preceding paragraph are complied with, Bidder would be unable to effect a merger with the Company for a period of three years from the consummation of the Danaher Offer and would be prevented from engaging in certain transactions by the Delaware Takeover Statute.

     If Bidder acquires a number of shares of Common Stock pursuant to the Danaher Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute, Bidder would be able to effect a merger with the Company without any application of the three-year waiting period. There can be no assurance that Bidder will be able to acquire such number of shares of Common Stock.

     In response to a request from Bidder, on July 21, 1997 the Board unanimously declined to act to make the Delaware Takeover Statute inapplicable to the Danaher Offer or Bidder's proposed second-step merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit  1 --  Pages 2-5 and 8-18 of the Exide Electronics Group, Inc. Proxy
               Statement, dated January 22, 1997, issued in connection with the Annual Meeting of Shareholders held on February 25, 1997.

Exhibit  2 --  Employment Agreement, dated September 30, 1989, with James A.
               Risher.(1)

Exhibit  3 --  Form of Amendment to Employment Agreement with James A. Risher.

Exhibit  4 --  Employment Agreement, dated March 15, 1990, with William J.
               Raddi.(2)

Exhibit  5 --  Form of Amendment to Employment Agreement with William J. Raddi.

Exhibit  6 --  Stock Purchase Agreement among Exide Electronics Group, Inc.,
               Fiskars Oy Ab, Fiskars Holdings, Inc. and Deltec Power Systems, Inc., dated November 16, 1995, related to the purchase of Deltec Power Systems, Inc.(3)

Exhibit  7 --  Letter Agreement to Amend Stock Purchase Agreement among Exide
               Electronics Group, Inc., Fiskars Oy Ab, Fiskars Holdings, Inc. and Deltec Power Systems, Inc., dated February 9, 1996.(4)

Exhibit  8 --  Stockholder Agreement, dated March 13, 1996, between the Company and Fiskars Oy Ab.(5)

Exhibit  9 --  Severance Compensation Plan After Change of Control.(6)

Exhibit 10 --  Form of Severance Contract.

Exhibit 11 --  Exide Electronics Group, Inc. Employee Stock Purchase Plan.

Exhibit 12 --  Form of First Amendment to Exide Electronics Group, Inc. Employee
               Stock Purchase Plan.

Exhibit 13 --  1989 Stock Option Plan, as amended on August 11, 1992.(7)

Exhibit 14 --  Form of First Amendment to 1989 Stock Option Plan.

Exhibit 15 --  Non-employee Directors' Stock Option Plan, as amended on August
               11, 1992.(8)

Exhibit 16 --  Exide Electronics Group, Inc. 1995 Directors Stock Option
               Plan.(9)

Exhibit 17 --  Exide Electronics Group, Inc. 1995 Employee Stock Option and
               Restricted Stock Plan.(10)

Exhibit 18 --  Form of First Amendment to Exide Electronics Group, Inc. 1995
               Employee Stock Option and Restricted Stock Plan.

Exhibit 19 --  Exide Electronics Corporation 401(k) Retirement Benefit Plan
               Summary Plan Description.(11)

Exhibit 20 --  Fiscal Year 1997 Management Incentive Plan for Exide Electronics
               Group, Inc.

Exhibit 21 --  Form of First Amendment to Fiscal Year 1997 Management Incentive
               Plan for Exide Electronics Group, Inc.

Exhibit 22 --  Form of Amendment to Promissory Note.

Exhibit 23 --  Letter to Exide Electronics Group, Inc. Stockholders, dated July
               22, 1997.(12)

Exhibit 24 --  Press Release issued by Exide Electronics Group, Inc. on July 22,
               1997.

Exhibit 25 --  Complaint for Declaratory and Injunctive Relief filed July 9,
               1997 by Danaher Corporation and PQR Acquisition Corp. v. Exide Electronics Group, Inc., et al. (C.A. No. 15796) in the Court of Chancery of the State of Delaware in and for New Castle County.

Exhibit 26 --  Class Action Complaint filed July 9, 1997 by Rima Spielmant v.
               Exide Electronics Group, Inc., et al. (C.A. No. 15800) in the Court of Chancery of the State of Delaware in and for New Castle County.

Exhibit 27 --  Amended and Restated By-Laws of Exide Electronics Group, Inc.

Exhibit 28 --  Rights Agreement, dated as of November 25, 1992.(13)

Exhibit 29 --  Amendment No. 1 to Rights Agreement, effective as of February 9,
               1996.

Exhibit 30 --  Form of Amendment No. 2 to Rights Agreement.
---------------
 (1) Incorporated by reference to Exhibit 10o to the Company's Annual Report on Form 10-K, File No. 0-18106 for the fiscal year ended September 30, 1990.

 (2) Incorporated by reference to Exhibit 10p to the Company's Annual Report on Form 10-K, File No. 0-18106, for the fiscal year ended September 30, 1990.

 (3) Incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K, File No. 0-18106, filed on November 17, 1995.

 (4) Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, File No. 0-18106, filed on February 21, 1996.

 (5) Incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-4, File No. 333-2471.

 (6) Incorporated by reference to Exhibit 10o to Amendment No. 1 of Registration Statement No. 33-31872 on Form S-1.

 (7) Incorporated by reference to Exhibit 10t to the Company's Annual Report on Form 10-K, File No. 0-18106 for the fiscal year ended September 30, 1992.

 (8) Incorporated by reference to Exhibit 10u to the Company's Annual Report on Form 10-K, File No. 0-18106, for the fiscal year ended September 30, 1992.

 (9) Incorporated by reference to Appendix B to the Company's Proxy Statement dated January 30, 1995, issued in connection with the Company's Annual Meeting of Stockholders held on February 28, 1995.

(10) Incorporated by reference to Appendix A to the Company's Proxy Statement dated January 30, 1995, issued in connection with the Company's Annual Meeting of Stockholders held on February 28, 1995.

(11) Incorporated by reference to Exhibit 4c to Registration Statement No. 33-64121 on Form S-8.

(12) Included in copy mailed to stockholders.

(13) Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K, File No. 0-18106, for the event on November 25, 1992.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          EXIDE ELECTRONICS GROUP, INC.

                                          By:        /s/ MARTY R. KITTRELL

                                            Name: Marty R. Kittrell
                                            Title: Vice President and
                                               Chief Financial Officer
Dated: July 22, 1997

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